  EXHIBIT 99.1

AMARC PARTNERS WITH TSAY KEH DENE NATION AND KWADACHA NATION

ON ENVIRONMENTAL RECLAMATION PROJECT

Amarc & Chu Cho Environmental Launch Video of Camp Rehabilitation

August 15, 2024, Vancouver, BC – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V: AHR; OTCQB: AXREF) is pleased to announce the completion of a successful environmental collaboration at the JOY District (“JOY”) in north-central British Columbia (“BC”), undertaken in partnership with Tsay Keh Dene Nation, Kwadacha Nation and Takla Nation. Amarc and Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”), which are advancing JOY, share a common commitment to environmental protection and working with First Nations and the communities in the areas where exploration activities take place. The reclamation was carried out at two historical exploration camp sites abandoned by previous operators.

“We were very pleased to work in cooperation and partnership with Tsay Keh Dene Nation and Kwadacha Nation to reclaim the historical Stealth and Pine exploration camps located within the JOY project area,” said Amarc President and CEO Diane Nicolson. “Amarc and Freeport are committed to responsible mineral development and this reclamation initiative is a great example of working together to bring a positive result.”

“The safe and efficient clean up was undertaken by Amarc and Chu Cho Industries, which provided the labour and heavy equipment for the reclamation at Stealth, and Amarc and the Kwadacha Nation at Pine. Chu Cho Environmental also provided video production expertise in support of a reclamation video that highlights the work done at the abandoned Stealth camp site. I want to acknowledge Chu Cho Industries and Chu Cho Environmental for their work, as well as the support of Freeport and the British Columbia government for their contributions to the collaborative effort that led to the successful outcome,” concluded Nicolson.

Chief Pierre of Tsay Keh Dene noted that “Tsay Keh Dene values its relationship with Amarc and its strong commitment to a high standard of environmental responsibility. Working closely with Amarc, Tsay Keh Dene owned businesses exemplify the long tradition of environmental stewardship for which Tsay Keh Dene and its businesses are well known in the mining industry.”

Amarc and Freeport collaborated with Chu Cho Industries and Chu Cho Environmental, as well as the provincial government and the company that had carried out exploration historically to plan for rehabilitation of the Stealth camp. The reclamation at the Pine camp was completed by the Kwadacha Nation with Amarc and Freeport.

Chu Cho Industries and Chu Cho Environmental are local Tsay Keh Dene Nation owned businesses with the expertise and logistical capabilities to assist with planning and carrying out the clean up and site rehabilitation

The video showcasing this environmental reclamation is now available on the Amarc website at the following link:

https://amarcresources.com/sustainability/

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About Chu Cho Industries LP and Chu Cho Environmental LLP

Chu Cho Industries (CCI) is a heavy construction and services contractor working with resource industry companies, primarily within Tsay Keh Dene Nation (TKDN) territory. As a TKDN owned company, CCI is dedicated to providing employment and economic opportunity to Tsay Keh Dene Nation members.

Chu Cho Environmental (CCE) is a for-profit social enterprise that is wholly owned by Tsay Keh Dene Nation providing expert environmental services in northern British Columbia and for the Nation.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC. Amarc is advancing its IKE, DUKE and JOY porphyry Cu±Au Districts located in different prolific porphyry regions of southern, central and northern BC.

Amarc is committed to responsible mineral development which, to us, means demonstrating leadership in environmental protection, carrying out each of our programs safely and working constructively with First Nations and the communities near our projects.  Partnering with and creating opportunities for local businesses and communities to benefit from our programs is a core value and corporate priority for Amarc.  At JOY, the Company has agreements in place with Tsay Keh Dene Nation, Kwadacha Nation, Takla Nation and Tahltan Nation.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions,. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.com.

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